December 15, 2008
By Facsimile and Federal Express
H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20549

Re:	Exterran Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, 2008 and
September 30, 2008
Filed May 8, August 6, 2008 and November 7, 2008
File No. 1-33078
Dear Mr. Owings:
This letter sets forth the responses of Exterran Partners, L.P. (the “company,” “us,” “we,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 5, 2008 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and our response is set forth below each such comment.
Form 10-K for Fiscal Year Ended December 31, 2007
1.	We note your response to comment one of our letter dated September 11, 2008. Provide us with greater detail showing how you have satisfied this disclosure requirement. In doing so, please tell us what your future disclosures will look like.
Response: To address the Staff’s original comment one, we proposed five additional disclosures in our letter dated October 10, 2008 to be included in “Our Performance Trends and Outlook”. Listed below are the five new proposed disclosures as discussed in our letter to you dated October 10, 2008, followed by the applicable disclosure found in our Form 10-Q for the quarterly period ended September 30, 2008. We intend to present substantially similar disclosures, updated as appropriate, in our Form 10-K for the fiscal year ended December 31, 2008 for each of the items shown below:
•	add quantitative disclosure of the approximate impact on our revenues and earnings of a 1% decrease in utilization of our contract operations fleet after the sentences regarding our expectation for moderating or decreasing demand for smaller units and that we expect the average utilization of our contract operations fleet will decrease over time;
o	Excerpt from page 20 of our 10-Q for the quarter ended September 30, 2008: “A 1% decrease in average utilization of our contract operations fleet would result in a decrease in our third quarter 2008 revenue and gross margin (defined as revenue less cost of sales, excluding depreciation and amortization expense) by approximately $0.4 million and $0.2 million, respectively.”
•	add to the discussion that our revenue, earnings and financial position are affected by: market conditions that impact demand for compression, customers’ decisions on utilizing our services rather than purchasing equipment or utilizing our competitors, our customers’ renewals of service agreements with us and the timing and consummation of acquisitions and/or contributions of additional contract operations assets from Exterran Holdings, Inc. to us. We will cross reference this summary of material uncertainties to the full discussion within our risk factors;
o	Excerpt from page 21 of our 10-Q for the quarter ended September 30, 2008: “Our revenue, earnings and financial position are affected by, among other things, (i) market conditions that impact demand for compression, (ii) our customers’ decisions to utilize our services rather than purchase equipment or utilize our competitors, (iii) our customers’ decisions whether to renew service agreements with us, and (iv) the timing and consummation of acquisitions of additional contract operations customer contracts and equipment from Exterran Holdings. In particular, many of our contracts with customers have short initial terms, and we cannot be sure that such contracts for these services will be renewed after the end of the initial contractual term; any such nonrenewal could adversely impact our results of operations and cash available for distribution. Our level of capital spending depends on the demand for our services and the equipment we require to render those services to our customers. For further information regarding material uncertainties to which our business is exposed, see Item 1A. (“Risk Factors”), included in Part II of this report, and Item 1A. (“Risk Factors”), included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2007.”
•	add a statement to this section from the “Business” section that highlights that our future revenues are uncertain because many of our contracts are for a short period of time and therefore our revenues and results of operations are dependent on continued customer demand;
o	Excerpt from page 21 of our 10-Q for the quarter ended September 30, 2008: “In particular, many of our contracts with customers have short initial terms, and we cannot be sure that such contracts for these services will be renewed after the end of the initial contractual term; any such nonrenewal could adversely impact our results of operations and cash available for distribution.”
•	add disclosure that our capital spending is dependent on the demand for our services and the compressors required for us to render those services to our customers; moreover, we will disclose material changes to our plans and commitments for capital additions;
o	Excerpt from page 21 of our 10-Q for the quarter ended September 30, 2008: “Our level of capital spending depends on the demand for our services and the equipment we require to render those services to our customers.”

o	Excerpt from page 24 of our 10-Q for the quarter ended September 30, 2008: “We currently plan to spend approximately $20 million to $25 million in net capital expenditures during 2008 including (1) fleet equipment additions and (2) approximately $10 million on equipment maintenance capital.”
Note that there were no material changes to our plans and commitments for capital additions in the third quarter of 2008. We also plan to disclose in our Form 10-K for the year ended December 31, 2008 a range for our expected capital expenditures in 2009.
•	and add a sentence to the paragraph discussing the plan for us to be the primary growth vehicle for Exterran’s U.S. contract operations business and disclose that future contributions of assets to us upon consummation of a transaction with Exterran may increase or decrease our operating performance, financial position and liquidity.
o	Excerpt from page 21 of our 10-Q for the quarter ended September 30, 2008: “Exterran Holdings currently intends for us to be the primary growth vehicle for its U.S. contract operations business over time. To this end, Exterran Holdings may contribute additional U.S. contract operations customer contracts and equipment to us in exchange for cash and/or additional interests in us. Such transactions would depend on, among other things, reaching agreement with Exterran Holdings regarding the terms of any purchase, which will require approval of the conflicts committee of the board of directors of our general partner, and our ability to finance any such purchase. Future contributions of assets to us upon consummation of a transaction with Exterran Holdings may increase or decrease our operating performance, financial position and liquidity. This discussion of performance trends and outlook excludes any future potential transfers of additional contract operations customer contracts and equipment from Exterran Holdings to us.”

2.	We note your response to comments five, seven and eight of our letter dated September 11, 2008 and your indication that you will provide additional information in response to these comments in future filings. Please confirm that you will disclose the information that you provided in your response to these comments in future filings, such as you state in response to comment six.
Response: In response to the Staff’s comment, we confirm that in future filings we will disclose the relevant information at the level of detail (and to the extent applicable) set forth in our responses to comments five, seven and eight of the comment letter dated September 11, 2008.
3.	We reviewed your response to comments 10 and 16 in our letter dated September 11, 2008 and the disclosure included in Form 10-Q for the quarter ended September 30, 2008. We continue to believe that you should present basic and diluted earnings per share data for each class of limited partner units as required by paragraph 61.d. of SFAS 128. Please do so in future filings. In addition, it appears that your disclosure in the second full paragraph on page 8 of Form 10-Q for the quarter ended September 30, 2008 regarding the potential impact on earnings per subordinated unit if earnings per limited partner unit is less than $0.35 per unit is inconsistent with your response to comment 16 in our letter dated September 11, 2008. Please advise in further detail.
Response: We will provide basic and diluted earnings per share for each class of limited partner units in future filings. Our response to comment 16 in your letter dated September 11, 2008 said that our earnings per subordinated unit would be less than our earnings per common unit if the quarterly distribution was less than $0.35/unit. Our 10-Q for the quarterly period ended September 30, 2008 said that our earnings per subordinated unit would be less than our earnings per common unit if our quarterly net income was less than $0.35/unit. Both our response to comment 16 in your letter dated September 11, 2008 and our 10-Q for the quarterly period ended September 30, 2008 should have stated that our earnings per subordinated unit would be less than our earnings per common unit if both the quarterly distribution and net income were less than $0.35/unit.
4.	We reviewed your response to comment 11 in our letter dated September 11, 2008. We do not believe that goodwill should be included in a transfer of assets between entities under common control unless the transfer represents a reporting unit or a portion of a reporting unit that constitutes a business as described in paragraph 39 of SFAS 142. As such, if your conclusion that the transferred activities and assets do not constitute businesses is correct we would expect you to revise your financial statements to exclude allocations of goodwill or provide further support for your accounting. Please analyze your conclusions further in light of paragraph 39 of SFAS 142, the terms of the omnibus agreement and the guidance in EITF 98-3, and advise us accordingly. In addition, please be advised that we understand that it is impracticable to retroactively adjust your financial statements and financial information presented for prior periods to furnish comparative information in accordance with paragraphs D16 and D17 of SFAS 141, and it appears that accounting for the transfers prospectively is supported by paragraphs 9 and 11 of SFAS 154.
Response: We have analyzed the guidance in paragraph 39 of SFAS 142 and EITF 98-3 and, upon further review, believe that the evaluation of the elements provided under the omnibus agreement should be evaluated based on the likelihood of termination of the omnibus agreement rather than the ability or events that would allow the omnibus agreement to be terminated. We believe that it is highly unlikely that the omnibus agreement would terminate without being renegotiated due to the following reasons, among others: 1) the omnibus agreement provides benefits to both parties 2) the omnibus agreement is core to the successful operation of the Partnership, of which Exterran Holdings is the general partner and as such is bound to operate prudently and 3) Exterran Holdings owns a significant interest in Exterran Partners which would be significantly negatively impacted by the termination of the omnibus agreement.  Therefore, we believe that it is appropriate for the inputs provided by the omnibus agreement (employee base, management and operational processes) to be considered as present in the evaluation of whether the transferred set constituted a business in accordance with EITF 98-3. As such, we believe that the 2006 and 2007 transfers constituted a business and therefore goodwill should have been allocated.
In addition, as detailed in our response to comment 11 of your letter dated September 11, 2008 to us, we believe it is impracticable for us to apply paragraphs D16 and D17 of SFAS 141 and retrospectively account for the dropdown transactions as though they occurred at the beginning of the earliest period presented. Accordingly, we believe that our common control business combinations should be presented prospectively in the financial statements as supported by paragraphs 9 and 11 of SFAS 154. As such, we confirm that because it is impractical to apply the effects of the transactions retrospectively, we have followed the guidance in paragraph 9 to record the transactions prospectively.
In future filings, we will include a disclosure which states that retroactive effect to these business combinations was considered impracticable because such retrospective application would have required significant assumptions in a prior period that can not be substantiated. Accordingly, the financial statements include the assets acquired, liabilities assumed, revenues and operating expenses associated with the business combinations beginning on the date each combination was consummated.

5.	We reviewed your response to comment 13 on our letter dated September 11, 2008. In future filings please disclose the policies you follow in reporting cash flows from operating, investing and finance activities in light of the centralized cash management activities between you and Exterran Holdings, Inc.
Response: To address the Staff’s comment, in future filings we will disclose our policies to report cash flows from operating, investing and financing activities as it relates to the centralized cash management activities between us and Exterran Holdings. An example of the proposed disclosure that will be included in our accounting policies footnote follows:
The nature of transactions reflected in accounts receivable from affiliates and accounts payable to affiliates primarily consist of centralized cash management activities between us and Exterran Holdings. Because these balances are treated as short-term borrowings between us and Exterran Holdings and serve as a financing and cash management tool to meet our short-term operating needs, we present borrowings and repayments with our affiliates on a net basis within the consolidated statement of cash flows. Net receivables from our affiliate are considered advances and changes are presented as investing activities in the statement of cash flows. Net payables due to our affiliate are considered borrowings and changes are presented as financing activities in the statement of cash flows. We present borrowings and repayments with our affiliates on a net basis within the consolidated statements of cash flows because the balances are large, turn over quickly and are payable on demand.

6.	We considered your response to comment 14 in our letter dated September 11, 2008. We continue to believe that disclosure of taxable income via reconciliation from GAAP net income is meaningful to investors as taxable income of the partnership represents the basis for allocations of income and deductions to investors. Please provide the reconciliation in future filings. If necessary to an understanding by investors, please also describe the nature and effects of special allocations and basis adjustments to investors.
Response: We will provide the reconciliation and a description of the nature and effects of special allocations and basis adjustments in future filings.
Please contact Kenneth Bickett at 281-836-7191 with any further questions or comments.
Very truly yours,
/s/ DANIEL K. SCHLANGER
Daniel Schlanger
Senior Vice President and Chief Financial Officer
Cc: Kenneth R. Bickett